Filed by BioNTech SE

(Commission File No. 001-39081)

pursuant to Rule 425 under the

Securities Act of 1933, as amended.

Subject Company: CureVac N.V.

(Commission File No.: 001-39446)

Registration No.: 333-289468

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2025

COMMISSION FILE NUMBER 001-39081

BioNTech SE

(Translation of registrant’s name into English)

An der Goldgrube 12

D-55131 Mainz

Germany

+49 6131-9084-0

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On November 26, 2025, BioNTech SE (the “Company”) issued a press release announcing the results of the CureVac N.V. (“CureVac”) extraordinary general meeting and the calculation of the exchange ratio in connection with its exchange offer for all outstanding shares of CureVac. A copy of the press release is attached hereto as Exhibit 99.1.

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the Company’s registration statement on Form F-4 (File No. 333-289468) and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioNTech SE

By:	/s/ Prof. Dr. Ugur Sahin	By:	/s/ Dr. Sierk Poetting
	Name: Prof. Dr. Ugur Sahin		Name: Dr. Sierk Poetting
	Title: Chief Executive Officer		Title: Chief Operating Officer

Date: November 26, 2025

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	BioNTech Shares Progress on Exchange Offer for CureVac Shares and Highlights December 3, 2025 at 9:00 a.m. Eastern Time Expiration

Exhibit 99.1

BioNTech Shares Progress on Exchange Offer for CureVac Shares

and Highlights December 3, 2025 at 9:00 a.m. Eastern Time Expiration

•	Offer set to expire at 9:00 am Eastern Time on December 3, 2025, with CureVac shareholders advised to tender their shares by 6:00 pm Eastern Time on December 2, 2025, due to operational deadlines.

•

Exchange ratio of 0.05363 of a BioNTech American Depositary Share (“ADS”) for each CureVac share, determined based on the volume-weighted average price of BioNTech ADSs over the 10 trading days ending November 25, 2025.

•	CureVac shareholders approved matters related to BioNTech’s exchange offer at their extraordinary general meeting held on November 25, 2025.

MAINZ, Germany, November 26, 2025 – BioNTech SE (Nasdaq: BNTX, “BioNTech”) today announced the approval of matters relating to the exchange offer (the “Offer”) for all outstanding shares of CureVac N.V. (Nasdaq: CVAC, “CureVac”) at the extraordinary general meeting (“EGM”) held by CureVac on November 25, 2025. At the EGM, over 99.16% of votes cast by CureVac shareholders were in favor of the proposals relating to the Offer. BioNTech expects to complete the pending Offer as soon as reasonably practicable.

CureVac shareholders are advised to tender their shares by 6:00 p.m. Eastern Time on Tuesday, December 2, 2025, to ensure processing before the scheduled expiration time of 9:00 a.m. Eastern Time on Wednesday, December 3, 2025. Although the Offer technically expires at 9:00 a.m. Eastern Time on December 3, 2025, operational deadlines at the Depository Trust Company and the exchange agent require shares to be tendered by 6:00 p.m. Eastern Time on December 2, 2025. No guaranteed delivery procedures apply.

Assuming that the Offer expires at 9:00 a.m. Eastern Time on December 3, 2025, the exchange ratio (the “Exchange Ratio”) is 0.05363 of a BioNTech ADS per CureVac share.

This calculation of the Exchange Ratio is based on the volume weighted average price of a BioNTech ADS as reported on Nasdaq for each of the 10 consecutive trading days ending on, and including, November 25, 2025, or $101.88. If the Offer is extended, BioNTech will recalculate the Exchange Ratio based on the later expected final expiration time and announce the new exchange ratio by issuing a press release.

Shareholders of CureVac who hold shares through a brokerage firm, bank or other nominee should tender their shares by providing instructions to their broker, bank or other nominee. Other CureVac shareholders may tender their shares by following the instructions provided in the Letter of Transmittal circulated on October 21, 2025. CureVac shareholders who have questions or requests for assistance should contact Georgeson LLC, the Information Agent for the Offer, by phone at +1 (888) 686-7195 (toll free) or +1 (732) 353-1948 (collect), or via email at Curevacoffer@georgeson.com. Following the time of acceptance for exchange of tendered CureVac shares by BioNTech in connection with the Offer, BioNTech will provide a subsequent offering period in accordance with Rule 14d-11 promulgated under the Securities Exchange Act of 1934 (as amended, the “Exchange Act”), of not less than 10 business days (calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) (the “Subsequent Offering Period”).

The Offer is conditioned upon receipt by BioNTech of a number of CureVac shares having been validly tendered and not properly withdrawn that would allow BioNTech to acquire at least 80% of the issued and outstanding CureVac shares at the closing of the Offer (the “Minimum Condition”). If all of the Offer conditions have been met besides the Minimum Condition, and BioNTech has extended the Offer on four or more occasions, BioNTech may elect to reduce the Minimum Condition to 75% of the issued and outstanding CureVac shares, in which case the Offer shall be extended for at least ten business days.

As promptly as practicable following the expiration of the Subsequent Offering Period, the parties shall initiate the post-offer reorganization. If all conditions are satisfied or waived, the post-offer reorganization will result in non-tendering holders of CureVac shares receiving BioNTech ADSs (and/or cash in lieu of fractional BioNTech ADSs) pursuant to the post-offer reorganization (rather than the Offer). Non-tendering holders of CureVac shares who receive BioNTech ADSs (and/or cash in lieu of fractional BioNTech ADSs) pursuant to the post-offer reorganization generally will be subject to a 15% Dutch dividend withholding tax.

With respect to the public offering of BioNTech ADSs to the shareholders of CureVac in Austria, Germany, France, Italy, the Netherlands and Spain made under the EU Prospectus (as referred to below), the announcement of the Exchange Ratio constitutes a pricing notice for the purposes of Article 17 of Regulation (EU) 2017/1129, as amended.

Please refer to the Exchange Offer Prospectus, the EU Prospectus, or the UK exemption document (each as referred to below) for more information and a full description of the summaries above.

About BioNTech

Biopharmaceutical New Technologies (BioNTech) is a global next generation immunotherapy company pioneering novel investigative therapies for cancer and other serious diseases. BioNTech exploits a wide array of computational discovery and therapeutic modalities with the intent of rapid development of novel biopharmaceuticals. Its diversified portfolio of oncology product candidates aiming to address the full continuum of cancer includes mRNA cancer immunotherapies, next-generation immunomodulators and targeted therapies such as antibody-drug conjugates (ADCs) and innovative chimeric antigen receptor (CAR) T cell therapies. Based on its deep expertise in mRNA development and in-house manufacturing capabilities, BioNTech and its collaborators are researching and developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global and specialized pharmaceutical collaborators, including Bristol Myers Squibb, Duality Biologics, Fosun Pharma, Genentech, a member of the Roche Group, Genevant, Genmab, MediLink, OncoC4, Pfizer and Regeneron.

For more information, please visit www.BioNTech.com.

Cautionary Statement Regarding Forward-Looking Statements

This document includes “forward-looking statements.” Forward-looking statements can generally be identified by words such as “potential,” “can,” “will,” “plan,” “may,” “could,” “would,” “expect,” “look forward,” “investigational,” “pipeline,” “to acquire,” “development,” “to include,” “commitment,” or similar terms. Such forward-looking statements include, but are not limited to, statements relating to the ability of BioNTech and CureVac to complete the Offer and other transactions contemplated by the Purchase Agreement (including the parties’ ability to satisfy the conditions to the consummation of the Offer contemplated thereby and the other conditions set forth in the Purchase Agreement), the expected timetable for completing the transactions, the benefits sought to be achieved in the proposed transactions, the potential and capacity of BioNTech following the transaction, and the potential effects of the proposed transactions on BioNTech and CureVac. Many of these risks and uncertainties are beyond the control of BioNTech or CureVac. Investors are cautioned that any such forward-looking statements are based on BioNTech’s or CureVac’s current beliefs and expectations regarding future events and are not guarantees of future performance and involve risks and uncertainties. There can be no guarantees that the conditions to the closing of the transactions will be satisfied on the expected timetable or at all. If underlying assumptions prove inaccurate or risks or uncertainties materialize, actual results may differ materially from those set forth in the forward-looking statements. You should not place undue reliance on these statements.

Risks and uncertainties include, but are not limited to, uncertainties as to the timing of the Offer and the subsequent corporate reorganization of CureVac; uncertainties as to how many of CureVac’s shareholders will tender their shares in the Offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Offer and the transactions contemplated by the Purchase Agreement may not be satisfied or waived; the possibility of a termination of the Purchase Agreement; the ability to obtain necessary regulatory approvals or to obtain them on acceptable terms or within expected timing; the effects of disruption from the transactions contemplated by the Purchase

Agreement and the impact of the announcement and pendency of the transactions on BioNTech’s and/or CureVac’s business, including their relationships with employees, business partners or governmental entities; the risk that the Offer or the other transactions contemplated by the Purchase Agreement may be more expensive to complete than anticipated; the risk that litigation in connection with the Offer or the other transactions contemplated by the Purchase Agreement may result in significant costs of defense, indemnification and liability; a diversion of management’s attention from ongoing business operations and opportunities as a result of the Offer, the other transactions contemplated by the Purchase Agreement or otherwise; general industry conditions and competition; general political, economic and business conditions, including interest rate, inflation, tariff and currency exchange rate fluctuations, and the ongoing Russia-Ukraine and Middle East conflicts; the impact of regulatory developments and changes in the United States, Europe and countries outside of Europe, including with respect to tax matters; the impact of pharmaceutical industry regulation and health care legislation in the United States, Europe and elsewhere; the particular prescribing preferences of physicians and patients; competition from other products; challenges and uncertainties inherent in new product development; ability to obtain or maintain proprietary intellectual property protection; safety, quality, data integrity or manufacturing issues; and potential or actual data security and data privacy breaches.

Neither BioNTech nor CureVac undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in BioNTech’s and CureVac’s respective Annual Report on Form 20-F for the year ended December 31, 2024, in each case as amended by any subsequent filings made with the SEC, available on the SEC’s website at www.sec.gov.

Notice to Investors and Security Holders

This document is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the Offer, BioNTech has filed a Registration Statement on Form F-4 and amendments thereto (as so amended, the “Registration Statement”) with the SEC, including an offer to exchange/prospectus (the “Exchange Offer Prospectus”), to register under the Securities Act of 1933, as amended, the issuance of BioNTech ADSs. The Registration Statement has become effective. In addition, BioNTech has filed with the SEC a tender offer statement on Schedule TO (the “Schedule TO”), which includes, as exhibits, the Exchange Offer Prospectus, a form of letter of transmittal, and other customary ancillary documents and CureVac has filed with the SEC a solicitation/recommendation statement on Schedule 14D-9 (the “Schedule 14D-9”). The Offer has commenced. The solicitation and offer to exchange CureVac Shares is being made only pursuant to the Schedule TO and related Exchange Offer Prospectus or the EU Prospectus or the UK exemption document (each as referred to below). This material is not a substitute for the Exchange Offer Prospectus, the Schedule TO, the Schedule 14D-9, the Registration Statement or for any other document that BioNTech or CureVac has filed or may file with the SEC and has sent or will send to CureVac’s shareholders in connection with the proposed transactions.

BEFORE MAKING ANY INVESTMENT DECISION OR DECISION WITH RESPECT TO THE OFFER, WE URGE INVESTORS OF CUREVAC TO READ THE REGISTRATION STATEMENT, EXCHANGE OFFER PROSPECTUS, SCHEDULE TO (INCLUDING THE EXCHANGE OFFER PROSPECTUS, RELATED LETTER OF TRANSMITTAL, AND OTHER OFFER DOCUMENTS) AND SCHEDULE 14D-9, THE EU PROSPECTUS (IF RELEVANT), THE UK EXEMPTION DOCUMENT (IF RELEVANT), AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT BIONTECH, CUREVAC AND THE PROPOSED TRANSACTIONS THAT HOLDERS SHOULD CONSIDER.

Investors can obtain free copies of the Registration Statement, Exchange Offer Prospectus, Schedule TO and Schedule 14D-9, as each may be amended from time to time, and other relevant documents filed by BioNTech and CureVac with the SEC at http://www.sec.gov, the SEC’s website, or free of charge from BioNTech’s website (https://www.biontech.com) or by contacting BioNTech’s Investor Relations

Department at Investors@biontech.de. These documents are also available free of charge from CureVac’s website (https://www.curevac.com) or by contacting CureVac’s Investor Relations Department at communications@curevac.com. All documents are also available from Georgeson, LLC, the information agent for the Offer, at +1 888 686-7195 (toll free), +1 732 353-1948 (collect) or Curevacoffer@georgeson.com.

EEA

With respect to the public offering of BioNTech ADSs to the shareholders of CureVac in Austria, Germany, France, Italy, the Netherlands and Spain, this document is an advertisement for the purposes of Regulation (EU) 2017/1129, as amended (the “Prospectus Regulation”). With respect to the public offering of BioNTech ADSs to shareholders of CureVac in Switzerland, this document constitutes advertising in accordance with article 68 Swiss Financial Services Act of 15 June 2018 (the “FinSA”). This document does not constitute an offer to purchase any BioNTech ADSs or shares in BioNTech and does not replace the securities prospectus (the “EU Prospectus”) which is available free of charge, together with the relevant translation(s) of the summary and any supplements thereto, if any, from BioNTech’s website (https://investors.biontech.de/eea-switzerland-disclaimer). The EU Prospectus has been approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) and is, therefore, considered approved in Switzerland by the review body of SIX Exchange Regulation Ltd. pursuant to the FinSA. The approval of the securities prospectus by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) should not be understood as an endorsement of the investment in any BioNTech ADSs or shares in BioNTech.

In relation to each state which is a party to the agreement relating to the European Economic Area (a “Relevant Member State”) the offer to exchange all of the CureVac shares for BioNTech ADSs contemplated by the EU Prospectus is not made in that Relevant Member State, except as set out below. No BioNTech ADSs have been offered or will be offered to the public in a Relevant Member State other than in Austria, Germany, France, Italy, the Netherlands and Spain, in each case based on the EU Prospectus, except that BioNTech ADSs may be offered to the public in a Relevant Member State at any time under the following exemptions under the Prospectus Regulation: (i) to any qualified investor as defined in Article 2 lit. (e) of the Prospectus Regulation, (ii) to fewer than 150 natural or legal persons (other than qualified investors as defined in Article 2 lit. (e) the Prospectus Regulation), or (iii) in any other circumstances falling within Article 1 para. 4 of the Prospectus Regulation, provided that no such offer (as set forth in clauses (i) to (ii)) of BioNTech ADSs will result in a requirement for the publication by BioNTech of a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

In relation to Switzerland, the offer of BioNTech ADSs to the public in Switzerland is based on the EU Prospectus, which is considered to be approved by and has been registered and filed with the review body of SIX Exchange Regulation Ltd., or otherwise under the exemptions specified in the FinSA and the Swiss Financial Services Ordinance of 6 November 2019.

Investors in Austria, Germany, France, Italy, the Netherlands and Spain as well as investors in Switzerland should acquire BioNTech ADSs solely on the basis of the EU Prospectus (including the documents incorporated by reference therein and any supplements thereto, if any) relating to the BioNTech ADSs and should read the EU Prospectus (including any documents incorporated by reference therein and any supplements thereto, if any) before making an investment decision in order to fully understand the potential risks and rewards associated with the decision to invest in the BioNTech ADSs. Investment in BioNTech ADSs entails numerous risks, including a total loss of the initial investment.

UK

With respect to the public offering of BioNTech ADSs to CureVac shareholders in the United Kingdom (the “UK”), BioNTech has published a UK exemption document for the purposes of the prospectus regulation EU 2017/1129 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended. This document does not constitute an offer to purchase any BioNTech ADSs or shares in BioNTech and does not replace the UK exemption document which is available free of charge from BioNTech’s website (https://investors.biontech.de/uk-disclaimer).

Investors in the UK should acquire BioNTech ADSs solely on the basis of the UK exemption document (including the documents incorporated by reference therein and any updates thereto, if any) relating to the BioNTech ADSs and should read the UK exemption document (including the documents incorporated by reference therein and any updates thereto, if any) before making an investment decision in order to fully understand the potential risks and rewards associated with the decision to invest in the BioNTech ADSs. Investment in BioNTech ADSs entails numerous risks, including a total loss of the initial investment.

CONTACTS

BioNTech:

Investor Relations

Douglas Maffei, PhD

Investors@BioNTech.de

Media Relations

Jasmina Alatovic

Media@BioNTech.de